June 1, 2005

Mail Stop 0409

Thomas W. Kitchin
Chairman and Chief Executive Officer
Jameson Inns, Inc.
8 Perimeter Center East, Suite 8050
Atlanta, GA  30346-1604

Re:	Jameson Inns, Inc.
      Amendment No. 4 to Registration Statement on Form S-3
      Filed May 13, 2005
      File No. 333-119016

Dear Mr. Kitchin:

	We have limited our review of your filing to the legal disclosure in the registration statement, and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Frequent Guest Loyalty Program

Prospectus Cover Page

1. Please revise the last sentence in the fourth paragraph to clarify that participants who revoke consent to electronic delivery of annual reports, proxy statements, communications, and other materials will thereafter receive written copies of these materials by mail. We note a similar statement on the enrollment form. Provide conforming disclosure on the cover page of the prospectus relating to the Direct
Stock Purchase Program.


The Jameson Stock Awards Program, page 2

2. We note the cross-reference to your website on page 3. Supplementally tell us why you include a reference to your website if your prospectus already contains all the material terms of the Program. Please be advised that if you provide a cross-reference, the information on your website will be deemed to be part of the prospectus.

Who is eligible to become a Participant, page 17

3. Please revise the fourth bullet point to indicate, if true, that either direct or indirect investments will satisfy the experience criteria. We note you have included this clarification on the enrollment form. Provide similar disclosure on page 16 of the prospectus relating to the Direct Stock Purchase Program.

Enrollment Form

4. Refer to the second column on the front of the enrollment form. We note that the net worth requirement has changed from $20,000 to $30,000. If this amount is correct, please make conforming changes to your prospectus disclosure under the heading "Who is eligible to become a Participant."

5. Please supplementally tell us why you have included two sets of suitability requirements: one set on the front of the enrollment form and the additional Brinson Patrick suitability questions appearing on the back of the enrollment form. Please tell us why one set of standards is not sufficient.



*  *  *  *



      No further review of the registration statement has been or will be made. As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Jeffrey A. Shady, at (202) 551-3471, or me at
(202) 551-3780 with any questions.

Sincerely,



Karen J. Garnett
Assistant Director

cc:	Lynnwood R. Moore, Esq. (via facsimile)
	Connors & Winters, P.C.
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Jameson Inns, Inc.
Page 3